

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
P.E. 2-5-07
No Act





07047203

March 9, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3-9-2007

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000


RECD S.E.C.
MAR 1 5 2007
1086

Re: General Motors Corporation
Incoming letter dated February 5, 2007

Dear Ms. Larin:

This is in response to your letter dated February 5, 2007 concerning the shareholder proposal submitted by American Baptist Home Mission Society. We also have received a letter from Catherine Rowan regarding this matter dated February 12, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 0 2 2007
THOMSON
FINANCIAL

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Catherine Rowan
Corporate Responsibility Consultant
766 Brady Ave., Apt. 635
Bronx, NY 10462

40730



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 5, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 14, 2006 from the American Baptist Home Mission Society (Exhibit A) from the General Motors Corporation proxy materials for the 2007 Annual Meeting of Stockholders. The proposal requests that the company report "on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce." General Motors intends to omit the proposal under Rule 14a-8(i)(7) on the grounds that it deals with a matter related to the company's ordinary business.

Health care costs are a significant expense for General Motors, and managing health care costs for GM employees and retirees and their dependents is a key factor in GM's business operations. In fact, "Address Health Care Burden" is one of the four elements that make up GM's announced turnaround plan for its North American operations. These health care costs are closely related to the mundane, day-to-day operations of the Corporation. As a result, a proposal dealing with health care expenses is related to our ordinary business and may be excluded under Rule 14a-8(i)(7).

The Staff recently took a no-action position on a very similar proposal dealing with health care costs, as "relating to the company's ordinary business operations (i.e., employee benefits)." Kohl's Corporation (January 8, 2007). As a general matter, proposals dealing with employee benefits have been treated as dealing with ordinary business and therefore excludable under Rule 14a-8(i)(7). See, e.g., BellSouth Corporation (January 3, 2005); International Business Machines Corporation (December 20, 2004). Proposals that deal with health care benefits and costs and with the effect of changes in health insurance costs have consistently been deemed excludable as relating to ordinary business operations. See, e.g., International Business Machines Corporation (January 13, 2005) (requesting a board report on the competitive impact of rising health insurance costs); Sprint Corporation (January 28, 2004); SBC Communications Inc. (January 9, 2004). Even a proposal that deals with health care costs in a broader context, requiring the company to provide information about health costs and support the establishment of a national health insurance system, has been treated as ordinary business and therefore excludable. International Business Machines Corporation (January 21, 2002).

As a provider of health care benefits, GM is active in monitoring and attempting to reduce the costs of health care. Concerns about health care costs are handled by a variety of groups within GM including Human Resources and Labor Relations, Strategic Planning, Government Relations, and Public Policy. In addition, the Public Policy Committee of GM's Board of Directors has oversight over matters related to employee health and safety. Either viewed as a matter of employee benefits or as a significant expense in the Corporation's operations, health care costs are a routine part of General Motors' business. The current proposal about health care costs should be treated as relating to GM's ordinary business of providing employee benefits, and therefore excludable under Rule 14a-8(i)(7).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2007 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: Catherine Rowan

Universal Health Care Policy
General Motors 2007

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. Our company's CEO recently stated: "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

489 words excluding title112706



Catherine Rowan
Corporate Responsibility Consultant

February 12, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by General Motors Corporation to omit shareholder proposal submitted by Trinity Health.

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Trinity Health and one other co-sponsor (the "Proponent") submitted a shareholder proposal (the "Proposal") to General Motors Corporation ("General Motors" or the "Company"). The Proposal asks General Motors to report on the implications of rising health care expenses and how the Company is positioning itself to address this public policy issue without compromising the health and productivity of its workforce.

By letter dated February 5. 2007, General Motors stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. General Motors claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to General Motors ordinary business operations.

The Proposal relates to a significant social policy issue

The Proponent believes that health care is a significant social policy issue that transcends day-to-day business matters and thus this Proposal is appropriate for a shareholder to vote. Evidence of this grows almost daily. As cited in the January 19, 2007 Wall Street Journal, these significant developments occurred since the SEC Staff decision in *Kohl's Corp* (January 8, 2007)

> ***Tuesday January 16***
> *Business Roundtable, Service Employees International Union, launched a group called "Divided We Fail." www.dividedwefail.org*
>
> ***Wednesday January 17***
> *A bipartisan group of Senators and members of the House unveiled the "Health Partnership Act" which is aimed at providing grants to states that are crafting their own health care reform plans.*

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

Wednesday January 17
Pennsylvania Gov. Edward Rendell became the latest governor to propose a plan to cover the state's uninsured residents. *http://www.gohcr.state.pa.us/*

Thursday January 18
Families USA, the US Chamber of Commerce and America's health insurance plans announced a two-step approach to providing coverage to children and adults. *www.coalitionfortheuninsured.org*

Thursday January 18
Sen. Ron Wyden (D-Oregon) introduced the Healthy Americans Act. The plan has gained endorsements from Safeway CEO Steve Burd, as well as SEIU President Andy Stern.

Thursday February 8
A coalition of business and union leaders led by Wal-Mart CEO H. Lee Scott and SEIU President Andy Stern on Wednesday gathered at a press conference to outline four general themes to meet a goal of affordable health care for all U.S. residents by 2012. The coalition pledged to gather other private sector, labor, government and not-for-profit organizations by the end of May for a national summit to address the issue

Additional Social Policy Indications

- In the 2006 mid-term elections that changed control of both the U.S. House of Representatives and U.S. Senate, voters sent a strong message that the rising cost of health care is a key issue. Voters polled by Americans for Health Care in November 2006 identified rising health care costs as their top economic concern. (http://www.americansforhealthcare.com)

- In December 2006, the Kaiser Family Foundation and Harvard School of Public Health found health care tied for second place with economic concerns in a survey of the public's policy priorities. (http://www.kff.org/kaiserpolls/pomr120806nr.cfm) The same survey identified health care as one of the three issues Americans are most interested in for the 2008 election.

- A survey by the Employee Benefit Research Institute in May and June 2006 found that 59% of respondents rated the nation's health care system as "poor" or "fair." (Christopher Lee, "Shift in Congress Puts Health Care Back on the Table," *The Washington Post* December 25, 2006)

- There are a number of Congressional initiatives related to health care and health insurance coverage. Two of the House Democrats' top "Six for '06" priorities related to health care. (See Lee, supra.)

- Three states—Maine, Massachusetts and Vermont—have enacted measures designed to provide universal coverage to their residents. Governor Arnold Schwarzenegger of California has developed a proposal that would require all state residents to obtain health insurance and would share the cost among employers, individuals, health care providers, health insurers and the government. (Tom Choreau, "Sweeping State Health Plan", *San Francisco Chronicle* (January 9, 2007)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 9, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 5, 2007

The proposal requests that the board prepare a report examining the implications of rising health care expenses and how General Motors is addressing this issue without compromising the health and productivity of its workforce.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(7), as relating to General Motors' ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END